SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2004

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or
Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[FRESH DEL MONTE LOGO] Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Announces Acquisition of Can-Am

CORAL GABLES, Fla. – August 11, 2004 – Fresh Del Monte Produce Inc. (NYSE:FDP), one of the world’s largest producers and marketers of fruit and vegetables, today announced that it has acquired Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. Can-Am, which serves customers across the United States, had 2003 revenues of approximately $20 million.

Can-Am utilizes a suite of logistics and fleet management software to optimize transportation services for its large national account customer base. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and Cincinnati, Ohio, the company provides over-the-road trucking services to a broad range of customers in the food, retail, and other industries. Fresh Del Monte’s acquisition of Can-Am will enable the Company to provide comprehensive distribution services to its retail and foodservice customers while minimizing overall transportation costs.

“The acquisition of Can-Am provides Fresh Del Monte with an extremely important strategic asset for our business,” said Mohammad Abu-Ghazaleh, Chairman and Chief Executive Officer of Fresh Del Monte. “As a vertically integrated food company managing the entire distribution chain from the field to our customers, Fresh Del Monte requires the technology and infrastructure to be able to meet our customers’ complex delivery needs. In particular, given the critical importance of food safety and quality to our customers, the ability to fully control the distribution of our produce has become increasingly important. As such, Can-Am represents an important platform as we build the foundation for a broader logistics network. In addition, this acquisition will allow us to better manage our overall transportation costs, similar to what we have accomplished with our successful shipping program.”

As part of the acquisition, Fresh Del Monte has acquired RLN Leasing, Inc., a member of National Truck Leasing Systems (NationaLease), a full-service provider of truck leasing and maintenance programs. Through this membership, Fresh Del Monte will enjoy significant cost savings on parts as well as fleet procurement and maintenance.

-more-

Fresh Del Monte Produce Inc.

Fresh Del Monte Produce Inc. is a leading, vertically integrated producer, marketer and distributor of high quality fruit and vegetables. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product quality, freshness and reliability since 1892.

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F for the year ended December 26, 2003.

Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Dana Weinstein Vice President – Finance and Corporate Development 305-520-8278

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: August 12, 2004	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer